Ascendis Pharma A/S January 2020 Exhibit 99.1

Cautionary Note On Forward-Looking Statements This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our future results of operations and financial position, including our business strategy, prospective products, availability of funding, clinical trial results, product approvals and regulatory pathways, collaborations, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F filed with the SEC on April 3, 2019 particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events or otherwise after the date of this presentation. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated. Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo and TransCon are trademarks owned by the Ascendis Pharma group. ©January 2020 Ascendis Pharma A/S.

Company Overview

- Create best-in-class products addressing unmet medical needs by applying TransCon™ technologies to parent drugs with clinical proof-of-concept
- Endocrinology rare disease internal pipeline and expected 2020 milestones
  - TransCon hGH for pediatric GH deficiency: BLA and MAA filings expected Q2 and Q4
  - TransCon PTH for hypoparathyroidism: Phase 2 top-line data end March[1]; long-term data Q3
  - TransCon CNP for achondroplasia: Phase 2 ACcomplisH dose escalation and initiate second trial in China[2] Q4
- Build leading positions for each endocrinology rare disease product with commercial focus on maximizing global reach
  - Partnership with VISEN Pharmaceuticals for endocrinology rare disease products in China
- Oncology pipeline in development with highly differentiated product candidates
  - First IND filing or equivalent expected in 2020
- As of September 30, 2019, cash and cash equivalents of ~€659 million

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[1] Results timing +/- two weeks; [2] Through VISEN Pharmaceuticals

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Vision 3x3: Building a Leading BioPharma Company

Our Goal is to Achieve Sustainable Growth through Multiple Approaches

- Obtain regulatory approval for three independent Endocrinology Rare Disease products
  - TransCon Growth Hormone for pediatric growth hormone deficiency
  - TransCon PTH for adult hypoparathyroidism
  - TransCon CNP for achondroplasia
- Create further growth of Endocrinology Rare Disease pipeline through
  - Global clinical reach
  - Pursuing 9 total indications, label optimization, and life cycle management
  - New endocrinology products
- Establish global commercial presence for our Endocrinology Rare Disease area
  - Build integrated commercial organization in North America and select European countries
  - Establish global commercial presence through partners with local expertise and infrastructure
- In Oncology, create a high value pipeline with one IND or equivalent filing each year
- Creation of a third independent therapeutic area with a diversified pipeline

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Diverse Pipeline of Independent Product Candidates 1 Excludes rights granted to VISEN Pharmaceuticals in Greater China 2 In phase 3 development for pediatric growth hormone deficiency in Greater China through strategic investment in VISEN Pharmaceuticals

Transient Conjugation: Flexible and Versatile Platform Parent Drug Soluble Carriers Insoluble Carriers Antibodies, Antibody Fragments, Proteins, Peptides and Small Molecules Aromatic Cyclic Imide DKP Carbamate Bicin AEG Pyroglutamate TransCon Carrier TransCon Prodrug: 3 components TransCon Linker

TransCon Technology: Sustained Systemic Delivery



TransCon carrier
TransCon linker
Prodrug (inactive)
Parent drug (inactive)
Linker cleavage dependent upon pH and temperature
Unmodified parent drug
Receptor
Renal clearance

Parent drug is transiently bound to a TransCon linker-soluble carrier moiety, which inactivates and shields parent drug from clearance

Following injection, the linker is designed to autocleave at a specific rate to predictably release unmodified parent drug

Designed to distribute released drug like the parent molecule; linker-carrier is cleared renally

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon Technology: Sustained Localized Delivery



Prodrug (inactive)
TransCon hydrogel carrier
TransCon linker
Parent drug (inactive)
Unmodified parent drug
Linker cleavage dependent on pH and temperature
Receptor
Renal clearance

Parent drug is transiently bound to TransCon linker-hydrogel carrier, which inactivates, shields parent drug and prevents clearance

Following injection, the linker is designed to autocleave at a specific rate to predictably release unmodified parent drug

Designed to provide sustained high local drug levels with low systemic exposure; hydrogel degrades into small polymers that are renally cleared

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Ascendis Algorithm for Product Innovation Unmet Medical Need Clinically Validated Parent Drug TransCon Technology Suitability Clearly Differentiated Product Established Clinical & Regulatory Pathway Large Addressable Market Higher Value, Lower Risk Pipeline

TransCon Growth Hormone: Once-Weekly Replacement Therapy

Growth Hormone Supports Overall Endocrine Health Sources: 1. de Boer, H. et al. 1997; 2. Rutherford, O. M. et al. 1991. 3. Colle, M., J. Auzerie.1993. 4. Johannsson, Gudmundur, et al. 1999. 5. Stabler, Brian et al. 1996. 6. Leong, Gary M., Gudmundur Johannsson. 2003. 7. Colao, Annamaria et al. 2002. 8. Bex, M, and R Bouillon. 2003 Fractures8 Ultimate Height Achievement1 Cardiovascular Disease6,7 Mental Health5 Body Composition2,3,4 Daily hGH addresses all the symptoms of the disease; long-acting growth hormone products must fully mimic daily hGH to adequately address the totality of the disease

TransCon hGH Design TransCon carrier TransCon linker hGH (inactive) Unmodified hGH Receptor Linker cleavage dependent upon pH and temperature Renal clearance Once-weekly prodrug releases unmodified hGH designed to mimic daily hGH: Tissue distribution Physiological levels Therapeutic effects: efficacy, safety and tolerability

Growth Comparable to a Daily hGH in Phase 21,2 1 Intergroup differences not statistically significant 2 J Clin Endocrinol Metab 2017, 102(5): 1673–1682 3 Conducted with a bioequivalent version of TransCon hGH Same weekly dose Dose hGH (mg/kg/week): 11.5 0.14 0.21 0.30 0.21 TransCon hGH3 Genotropin® 26-week treatment period (N=53)

TransCon hGH Phase 3 Program in Pediatric GHD Subjects previously treated (n=143) and treatment-naïve (<3 years, n=3) Extension trial (N=296) Expected Regulatory filings (BLA Q2 2020, MAA Q4 2020) Treatment-naïve subjects N=146 N=161

Phase 3 heiGHt Trial

heiGHt TRIAL

161 treatment-naïve children with GHD dosed (2:1 randomization)

Screening ≤6 weeks

VISIT SCHEDULE

TransCon hGH (0.24 mg/kg/week)

Week 1 | Week 5 | Week 13 | Week 26 | Week 39 | Week 52

Genotropin (34 µg/kg/day = 0.24 mg/kg/week)

enliGHten TRIAL

Long-Term Extension Trial

Objective

- Demonstrate non-inferiority

Key Inclusion Criteria

- Prepubertal children with GHD
- Height SDS ≤-2.0
- IGF-1 SDS ≤-1.0
- 2 GH stimulation tests (GH ≤10 ng/mL)
- Bone age ≥6 months behind chronological

Key Endpoints

- Annualized height velocity (AHV) at 52 weeks (primary endpoint)
- AHV at earlier time points
- Change in height SDS over 52 weeks
- Change in serum IGF-1/IGFBP-3 levels
- Change in IGF-1 SDS and IGFBP-3 SDS
- Normalization of IGF-1 SDS
- hGH and IGF-1 levels over 168 hours at Week 13 (PK/PD subset)

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Demographics and Baseline Characteristics Comparable Between Arms TransCon hGH (n=105) Mean Genotropin (n=56) Mean Age (years) 8.51 8.48 Male (%) 81.9 82.1 Height SDS -2.89 -3.00 ∆ Average Parental Height SDS -2.32 -2.55 IGF-1 SDS -2.08 -1.96 Peak Stimulated GH (ng/mL) 5.89 5.48 BMI (kg/m2) 16.1 16.5 BMI SDS -0.32 -0.14 Bone Age (years) 5.84 5.98 Bone Age-to-Chronologic Age (BA/CA) 0.69 0.70 Caucasian (%) 95.2 92.9

TransCon hGH Met Primary Objective of Non-inferiority and Demonstrated Superiority in AHV at Week 52 TransCon hGH 0.24 mg/kg/week (n=105) Genotropin® 0.24 mg/kg/week (n=56) Estimate of Treatment Difference P-value LS Mean AHV at Week 52 (cm/year) 11.2 10.3 0.86 0.0088 Standard Error 0.23 0.30 0.33 95% Confidence Interval (cm/year) 10.71 – 11.62 9.73 – 10.89 0.22 – 1.50 ANCOVA model was applied after missing data were imputed by multiple imputation method.

AHV Consistently Favors TransCon hGH Across All Subgroups at Week 52 Treatment Difference (TransCon hGH – Genotropin) cm/year ANCOVA Model Age < 6 years 24% 25% ³ 6 years 76% 75% Sex Male 82% 82% Female 18% 18% Baseline GH-Stimulation £ 5ng/mL 35% 38% > 5 ng/mL 65% 63% Etiology and Extent of GHD Isolated Idiopathic 65% 66% Isolated Organic 18% 16% Multiple Pituitary Hormone Deficiency 17% 18% Overall Favors Genotropin Favors TransCon hGH TransCon hGH (n=105) Genotropin (n=56)

AHV Poor Responders: Post-hoc Analysis Poor responders defined as AHV <8.0 cm/year1 1 Bakker et. al. J Clin Endocrinol Metab 93: 352–357, 2008 2 Excludes one subject per group with missing Week 52 data (98.8% subjects completed study) At Week 522 TransCon hGH (n=104) n (%) Genotropin (n=55) n (%) Responder 100 (96.2) 49 (89.1) Poor Responder 4 (3.8) 6 (10.9) Incidence of poor responders ~3x lower in TransCon hGH arm compared to daily Genotropin arm

IGF-1 Profile Over 1 Week TransCon hGH (0.24 mg/kg/week) (n=11) Days (Week 13) 1 2 3 0 5 4 7 6 Baseline 13th Dose Mean SDS (±SE)

AHV Paralleled the Difference in Average IGF-1 Baseline Week 13 Week 26 Week 39 Week 52 -5 -4 -3 -2 -1 0 1 2 3 4 Model-derived Average IGF-1 SDS IGF-1 SDS AHV* (cm/year) LS Mean AHV (±SE) TransCon hGH Genotropin TransCon hGH preserved the balance between direct and indirect effects of daily hGH P-value=0.0088 11.2 10.3 *ANCOVA model

Phase 3 fliGHt Trial Design

fliGHt TRIAL

146 children with GHD (143 treatment-experienced)

Screening
Up to 4 Weeks

VISIT SCHEDULE

TransCon hGH (0.24 mg/kg/week)

Week 1 | Week 4* (±1 Week) | Week 13 (±1 Week) | Week 26 (±1 Week)

* Visit for <3 year olds only

enliGHten TRIAL
Long-Term Extension Trial

Key Inclusion Criteria

- Investigator-determined GHD with supporting biochemical and auxologic criteria
- Age 6 months – 17 years old
  - Tanner stage <5
  - Open epiphyses
  - Treated with commercially-available daily hGH therapy ≥0.20 mg/kg/week for 13 – 130 weeks
  - Children <3 years could have been treatment-naïve

Key Endpoints[1]

- Adverse events
- Injection site reactions
- Incidence of anti-hGH antibodies
- Annualized height velocity (AHV)
- Change in height SDS
- Proportion of subjects with IGF-1 SDS (0.0 to +2.0)
- PK/PD in subjects <3 years
- Preference and satisfaction with TransCon hGH

[1] Primary outcome measure was safety and tolerability of TransCon hGH over 26 weeks

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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fliGHt Baseline Demographics Top-line results from phase 3 fliGHt Trial. Baseline Mean (N=146) Male (%) 75.3 Age (years) 10.6 Age Range (years) 1 to 17 Height SDS -1.42 BMI (kg/m2) 17.5 ∆ Average Parental Height SDS -1.14 IGF-1 SDS +0.9 IGF-1 SDS Range -1.9 to +4.0 Caucasian (%) 84.9 Recruited in North America (%) 95.2

Previous Daily hGH Use Top-line results from phase 3 fliGHt Trial. Baseline (N=146) Daily hGH Dose Prior to Trial (mg/kg/week), mean (range) 0.29 (0.13 – 0.49) Treatment-Experienced, n (%) 143 (97.9%) <6 Months 40 (27.4%) ≥6 to <12 Months 32 (21.9%) ≥12 to <18 Months 28 (19.2%) ≥18 Months 43 (29.5%) Treatment-Naïve, n (%) 3 (2.1%)

Mean AHV at Week 26 by Subgroups Top-line results from phase 3 fliGHt Trial. AHV at Week 26 (cm/year) TransCon hGH (N=146) Arithmetic Mean Age <3 years 16.2 ≥3 and <6 years 10.0 ≥6 and <11 for girls; ≥6 and <12 for boys 8.2 ≥11 for girls; ≥12 for boys 9.0 Gender Male 9.0 Female 9.1 Peak Stimulated GH ≤5 ng/mL 9.6 >5 ng/mL 8.6

Key Learnings from TransCon hGH Clinical Trials TransCon hGH demonstrated an adverse event and immunogenicity profile comparable to that of a daily hGH TransCon hGH demonstrated superior height velocity1 to a daily hGH through a PK profile of released hGH that may be more efficiently utilized by target tissues TransCon hGH data showed predictable linear response to dose titrations TransCon hGH data suggest the same mode of action as daily hGH and preservation of the biological balance between direct hGH and IGF-1 effects in target tissues 1 Based on results from phase 3 heiGHt Trial at 52 week endpoint

Adverse Event Profile of TransCon hGH in the Phase 3 Program1 heiGHt Trial fliGHt Trial enliGHten Trial2 TransCon hGH 0.24 (n=105) n (%) Genotropin 0.24 (n=56) n (%) TransCon hGH 0.24 (N=146) n (%) TransCon hGH 0.24 (N=296) n (%) Treatment-emergent Adverse Events (TEAEs) 81 (77) 39 (70) 83 (57) 161 (54) TEAEs Related to Study Drug 12 (11) 10 (18) 6 (4.1) 10 (3.4) Serious Adverse Events (SAEs) 1 (1.0) 1 (1.8) 1 (0.7)3 5 (1.7)4 SAEs Related to Study Drug 0 0 0 0 TEAEs Leading to Any Action on Study Drug 2 (1.9) 1 (1.8) 2 (1.4) 5 (1.7) TEAEs Leading to Discontinuation of Study Drug 0 0 0 0 1 All doses expressed in mg/kg/week 2 Based on data reported up to September 2019 3 One subject reported two SAEs; both considered unrelated to study drug 4 Two subjects reported two SAEs; all considered unrelated to study drug TransCon hGH had an adverse event profile comparable to daily hGH which was consistent across phase 3 trials

TransCon hGH Sustained Improvement in Height SDS Change from Baseline LS Mean (+SE) heiGHt Trial subjects rolled over into enliGHten Trial (long-term extension) 1 Based on results from phase 3 heiGHt Trial at 52 week endpoint *Treatment difference resulted in a nominal p-value <0.05 ANCOVA model heiGHt subjects treated for 1.5 years with TransCon hGH demonstrated: Superior growth after 52 weeks compared to Genotropin1 Superior growth continued in the enliGHten extension trial

Linear Relationship Between Dose and IGF-1 Response Demonstrated in Clinical Program

Average IGF-1 SDS vs TransCon hGH Dose



Average IGF-1 SDS at Steady State[1,2]
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
-0.4
-0.6
-0.8
-1.0
0.10
0.15
0.20
0.25
0.30
TransCon hGH Dose (mg/kg/wk)
TransCon 0.14
TransCon 0.21
TransCon 0.24
TransCon 0.30
Phase 3 dose
Phase 3 heiGHt Trial (n=105)
Phase 2 (n=12-14/dose)[3]

TransCon hGH data support predictable dose titration

[1] Average IGF-1 at Week 13 was used given availability of measured data over one week for the phase 2 trial
[2] Average IGF-1 during Week 13 for phase 3 heiGHt Trial TransCon hGH subjects is model-derived average
[3] Conducted with an earlier bioequivalent version of TransCon hGH

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Relationship Between Average IGF-1 SDS and Height SDS from Phase 2 and Phase 3 Trials

TransCon hGH subjects from phase 2 and phase 3 trials combined



Genotropin (n=69)
TransCon hGH (n=140)
Height SDS Change from Baseline at Week 26
2.0
1.5
1.0
0.5
0.0
-0.5
-2
0
2
4
6
Average IGF-1 SDS Change from Baseline at Week 13 1,2

Published two-year data from controlled trial with daily hGH in the U.S. (N=172)[3]



Delta Height SDS
5
4
3
2
1
0
-1
-4
-2
0
2
4
6
8
10
12
Delta IGF-I SDS

Similar slopes for Genotropin and TransCon hGH suggest:

- Similar relationship of height SDS and average IGF-1 SDS
- Preservation of the biological balance between direct hGH and IGF-1 effects

[1] Average IGF-1 at week 13 was used given availability of measured data over one week for the phase 2 trial
[2] Average IGF-1 during week 13 for phase 3 heiGHt Trial TransCon hGH subjects is model-derived average
[3] Cohen et al. J Clin Endocrinol Metab 2007, 92(7): 2480-2486

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Auto-Injector Designed to Improve Adherence Room temperature storage Small needle, comparable to daily hGH (31G, 4mm) Single low-volume (<0.60mL) injection for patients ≤60kg Simple operation No waste due to empty-all design Device lifespan at least 4 years Easy to titrate Bluetooth® connectivity enabled for automatic data capture Development of integrated connectivity platform underway >160 subjects are using Auto-Injector and dual-chamber cartridges (DCCs) in extension trial Key Features to Enhance Patient Experience

Global Clinical Reach * Ethnobridging is required before initiation of phase 3 ** Phase 3 being conducted by Visen Pharmaceuticals Region US EU Japan South Korea China Nonclinical packet acceptable for regulatory filing Regulatory concurrence with proposed clinical development plan Planned phase 3 initiation Q4 2020* (40 subjects) Phase 3 initiated 2019** (75 subjects)

On-track towards Filing TransCon hGH BLA Q2 and MAA Q4 Completed both the fliGHt and heiGHt Trials, including rollover into enliGHten, and completed two-year follow-up for 46 subjects on TransCon hGH Completed manufacturing of PPQ batches and development of the auto-injector Proprietary Auto-Injector and DCCs introduced in phase 3 enliGHten Trial; met objective of collecting required usability data to support auto-injector as part of initial BLA submission Two pre-BLA meetings held with FDA related to Chemistry, Manufacturing and Controls (CMC), and for clinical/non-clinical packages In Europe, received orphan designation for TransCon hGH and Conformité Européenne (CE) mark for Auto-Injector

TransCon hGH: Raising the Bar

- Phase 3 heiGHt Trial demonstrated superior height velocity of TransCon hGH in pediatric GHD, with comparable safety and tolerability as compared to a daily hGH
- BLA filing expected Q2 2020 and MAA filing expected Q4 2020
- Create further growth:
  - China: Pediatric GHD phase 3 initiated
  - Global: Adult GHD phase 3 expected to be initiated Q1 2020
  - Japan: Pediatric phase 3 expected to be initiated Q4 2020
- Easy-to-use Auto-Injector part of initial BLA/MAA filings
- Commercial manufacturing ongoing
- Commercial leadership team, infrastructure and launch plan in place
- Multiple independent patent filings to provide additional potential protection into 2039

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TransCon PTH: PTH Replacement Therapy for Hypoparathyroidism

Hypoparathyroidism: Severe Short-term Complications 1 Endo Pract. 2017, 20(7);671-679 2 2019 Ascendis Pharma HP Patient Experience Research Hypocalcemia Paresthesias, muscle cramps, tetany, laryngospasm, seizures, coma 85% Report inability to perform household activities1 Brain fog 76% Either unable to work or report significant interference with work d/t HP symptoms2 Anxiety due to “fear of crash” Short-term Complications Hypercalcemia Nocturia, polyuria, constipation, muscle weakness, coma Debilitating Symptoms Reduced QOL

Hypoparathyroidism: Severe Long-term Complications 1 J Bone Miner Res 2013, 28: 2570-2576; J Clin Endocrinol Metab 2012, 97(12): 4507-4514; J Bone Miner Res 2013, 28: 2277-2285 Long-term Complications1 4-fold increased risk of renal disease (nephrocalcinosis, nephrosclerosis, kidney stones & renal insufficiency) 79% require hospitalizations or emergency department visits 2-fold increased risk of depression or bipolar disorder 52% experience brain calcifications (basal ganglia) 4-fold increased risk of seizures

Majority of Patients Remain Unsatisfied with Current Management and Care for HP[1]

71% of Patients
Reported Difficulty[2]
in Managing HP

> ***"If my calcium level is good, then I might only have paresthesia four or five times a week. If I'm going through a really rough patch...then it will happen daily, several times a day. That's one of the things that can be very frustrating with this disease…it's so poorly controlled.***

64% of Patients
Reported Difficulty to
Find Physicians with
Sufficient HP Knowledge

> ***"I find that doctors don't know much about this and...I have to educate them. I ordered these booklets from the hypoparathyroidism organization…The endocrinologist that I see he does have some patients that have hypoparathyroidism, but it's not the majority of his practice.***

[1] Poster presented at ISPOR 2019 and 2019 Ascendis Pharma HP Patient Experience Research.
[2] Somewhat, A Lot, or Extremely Difficult to Manage Their HP

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Vast Majority of Patients Unable to Work or Less Productive Due to HP Symptoms1 1 Poster presented at ISPOR 2019 and 2019 Ascendis Pharma HP Patient Experience Research. Work-Related Impacts Interference with work productivity No longer able to work due to HP symptoms 76% % of patients (n=42) Among those currently employed, 90% reported their HP symptoms interfered with work productivity, most often due to: Ability to perform cognitive tasks Absenteeism Interference with ability to perform physical tasks 45% of patients experienced the economic impacts of a loss of income due to hypoparathyroidism Impact on ability to work

Chronic Hypoparathyroidism: Significant Patient Population

Estimated Prevalence: ~200k in these 4 regions

USA	Europe	Japan	South Korea
~70k-112k	**~86k-223k**	**~25k-32k**	**~12k-13k**
• 2013, Powers et. al., Prevalence and Incidence of Hypoparathyroidism in the United States Using a Large Claims Database, JBMR • 2011, Clarke et. al., Co-morbid Medical Conditions Associated with Prevalent Hypoparathyroidism: A Population-Based Study	• 2013, Underbjerg et. al., Cardiovascular and Renal Complications to Postsurgical Hypoparathyroidism: A Danish Nationwide Controlled Historic Follow-up Study • 2015, The Epidemiology of Nonsurgical Hypoparathyroidism in Denmark: A Nationwide Case Finding Study • 2016, Astor et. al., Epidemiology and Health-Related Quality of Life in Hypoparathyroidism in Norway	• 2016, Suzuki et. al., Factors Associated with Neck Hematoma After Thyroidectomy • 2018, Interview conducted with Japanese HP expert	• S. Korean ICD-10 codes • 2018, Interview conducted with S. Korean HP expert

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Constant Normal Level of PTH is Optimal - FDA Perspective1,2 Continuous infusion of PTH demonstrated3,4: Normalization of serum calcium and phosphate Complete removal of current standard of care (vitamin D and calcium supplements) Normalization of urinary calcium 1,2 FDA presentation: Natpara Advisory Committee, September 12, 2014; Clin Pharmacol Ther. 2019 105(3):710 3,4 J Clin Endo Metab 2012 97(2);391–399; J Pediatr 2014 165(3);556-563

TransCon PTH Design


TransCon carrier
TransCon linker
Active PTH
PTH (inactive)
Linker cleavage dependent upon pH and temperature
Receptor
Renal clearance

- TransCon PTH is a sustained-release prodrug designed to provide stable PTH levels in the physiological range for 24 hours/day
- TransCon PTH designed to normalize blood and urinary calcium levels, serum phosphate and bone turnover

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Phase 1: PK Data Support Infusion-like Profile over 24 Hours



PTH Exposure After 10th Daily Dose of TransCon PTH
Free PTH[1] (pg/mL) (Mean ± SE)
16
12
8
4
0
0
4
8
12
16
20
24
Hours During Day 10
12 µg PTH/day
16 µg PTH/day
20 µg PTH/day
24 µg PTH/day
LLN for PTH(1-34) (normal range = 4-26 pg/mL) based on 40% of the MW of PTH(1-84)



Normal PTH levels
PTH(pg/ml)
15
20
25
30
8
14
20
2
8

TransCon PTH daily dosing provided a flat infusion-like profile of released PTH at day 10

[1] PTH measured as Free PTH(1-34) and Free PTH(1-33)
Analyses from TransCon PTH Phase 1 trial; data not shown for doses <12 µg/day, as levels of Free PTH are BLQ.
Poster presented at ECTS 2019

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Dose-Dependent Increase of Serum Calcium Analyses from TransCon PTH Phase 1 trial; doses <12 µg/day not shown as no significant increase in calcium at these doses. Poster presented at ECTS 2019 Change in Albumin-adjusted Serum Calcium over 10 Days of TransCon PTH TransCon PTH daily dosing for 10 days provided dose-dependent increase of serum calcium, with more stable calcium levels over the day

Control of Urinary Calcium Despite Mild Hypercalcemia with Multiple Doses 1 J Clin Endocrinol Metab 2001, 86(4): 1525-1531 Poster presented at ECTS 2019 Spot FECa with daily doses of TransCon PTH for 10 days Mean albumin-adjusted sCa at Day 11: Placebo: 9.6 mg/dL 12 µg: 9.85 mg/dL 16 µg: 10.18 mg/dL 20 µg: 10.54 mg/dL 24 µg: 10.63 mg/dL TransCon PTH demonstrated potent PTH-mediated renal Ca reabsorption

Phase 1: Adverse Event and Immunogenicity Summary Generally well-tolerated 2 placebo subjects (vs. 0 active subjects) discontinued due to SAEs 4 subjects experienced SAEs, all of which were unrelated to study drug or placebo SAD: 1 placebo subject (“bacteremia”) (withdrew) 1 active (12 µg) subject (“catheter site phlebitis”) MAD: 1 placebo subject (“catheter site phlebitis”) (withdrew) 1 active (12 µg/day) subject (“post-viral neutropenia”) No PTH antibodies were seen Dose-limiting toxicity (DLT) was not reached in the highest SAD cohort (124 µg) DLT (vasodilatory AEs) was reached in the highest MAD cohort (24 µg/day), in 4/8 (50%) active vs 2/2 (100%) placebo subjects

TransCon PTH Phase 2 Trial Design

PaTHforward TRIAL

~40 adult subjects with HP currently receiving standard of care (active vitamin D + calcium)



Screening
≤4 weeks
RANDOMIZATION
Blinded Treatment (4 weeks)
TransCon PTH 15 μg/day
TransCon PTH 18 μg/day
TransCon PTH 21 μg/day
Placebo
ALL SUBJECTS
Open-Label Extension
TransCon PTH Titration & SoC Optimization
Stable Dosing
TransCon PTH Individual Dosing (6 – 30 μg/day)

Primary Composite Endpoint (4 weeks)

Proportion of subjects with:

- Normal serum calcium; ***and***
- Normal FeCa (or at least 50% decrease from baseline); ***and***
- Off active vitamin D; ***and***
- Taking ≤1,000 mg/day calcium

Key Secondary Endpoints (4 weeks)

- Primary composite ***and*** taking ≤500 mg/day calcium

Additional Endpoints ≥4 weeks

- PRO* measures (HPES: a disease-specific PRO for HP)
- Nephrolithiasis, nephrocalcinosis, vascular calcification, ER/urgent care visits and hospitalizations
- BMD and TBS by DXA, bone turnover markers, 24-hour urine calcium excretion (in extension only)

* PRO = patient-reported outcome

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Expanded Phase 2 Trial and Open-label Extension Trial Implemented addendum to protocol to expand and expedite enrollment in the U.S. for subjects affected by the NATPARA® recall Subjects from fixed-dose PaTH Forward Trial roll over to the open-label extension with individually optimized TransCon PTH dosing to evaluate long-term safety and efficacy Long-term data from open-label extension evaluates a composite endpoint. Evaluating proportion of subjects with: Normal serum calcium; and Off active vitamin D; and Taking ≤500 mg/day calcium; and Normal 24-hour urine calcium excretion (or at least 50% decrease from baseline)

PaTH Forward Update

- Sites in Canada, Denmark, Germany, Italy, Norway and U.S.
  - Addendum implemented in the U.S.
- Screening completed with expected enrollment of ~55 subjects
- To date, no dropouts in the double-blind portion of PaTH Forward
- Preliminary data on first 8 subjects completing 4 weeks follow-up in open-label extension[1]
  - All subjects are completely off current standard of care
  - 8 of 8 subjects no longer require active vitamin D
  - 7 of 8 subjects no longer require calcium supplements (one subject taking < 500 mg calcium)
- Top-line phase 2 data expected by end of March 2020[2]
- Six-month data from open-label extension expected Q3 2020

[1] Original treatment assignment remains blinded
[2] Results timing +/- two weeks

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Simple Pen Injector in Phase 2 Simple operation Three multi-use pens with three different strengths (6, 9, 12 µg; 15, 18, 21 µg; 24, 27, 30 µg) Ready-to-use liquid formulation, room temp stability for 14 days Low injection volume (≤0.1 mL) Small (31G), short (5 mm) safety pen needle Key Features Pen injector planned for commercial launch being used in phase 2

TransCon PTH: Developing a "True" Replacement Therapy

- Phase 1 data support infusion-like profile of TransCon PTH as a "true" replacement therapy for HP, building on established approach to treat short-term symptoms and long term complications
- Screening completed for PaTH Forward phase 2 trial in adult HP subjects with simple ready-to-use injector pens; top-line data expected Q1 2020, followed by long-term extension trial data Q3 2020
- Carcinogenicity study waiver granted in the U.S. and EU
- TransCon PTH Phase 2 trial expanded to allow easier and faster enrollment of subjects previously treated with NATPARA®
  - Maximizing enrollment to demonstrate substantial evidence of effectiveness
- On track to initiate global phase 3 trial in North America, Europe and Asia Q4 2020
- Disease burden validates potential market opportunity for TransCon PTH

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TransCon CNP: The New Frontier of Growth Biology

TransCon CNP: The New Frontier of Growth Biology

- C-type natriuretic peptide (CNP) is a promising therapeutic pathway for treating growth failure and dwarfism
  - Inhibits the overactive signalling resulting from both ligand-dependent and independent signalling through the mutated FGFR3 receptor causing achondroplasia
- Due to its very short half-life (2-3 minutes), CNP has historically not been a druggable target, as prolonged exposure is required for improved growth
- Phase 1 data support the TransCon CNP Target Product Profile

TransCon CNP may provide benefit in several growth disorders — as monotherapy, and potentially in combination with TransCon hGH

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Achondroplasia: High Morbidity The Application of Clinical Genetics, 2014:7117-125 Up to 85% of patients require intervention for obstructive sleep apnea and respiratory insufficiency 25% of children have hearing loss increasing to > 50% in adulthood 22% have osteotomy 15-30% have fixed kyphotic deformity Up to 28% require cevicomedullary decompression by age 4 10% of children have neurological signs of spinal stenosis 80% of adults have clinical signs and symptoms related to spinal stenosis

Achondroplasia: Higher Mortality Analysis courtesy of Trinity Partners: Trinity Partners Medicare Analysis. Results are preliminary and achondroplasia vs overall Medicare patients have not been risk adjusted. Preliminary analysis shows among achondroplasia patients a median age of death of 60 years – consistent with the published literature Markedly higher rates of death in these patients compared to the overall Medicare population, especially among patients <70 years

Achondroplasia: Autosomal Dominant Mutation in *FGFR3*

Mutations leading to different Skeletal Dysplasias[1]



FGFR3-related skeletal dysplasia
FGFR3-N540K
-G380R
-R248C
-Y373C
ERK
Hypochondroplasia
Achondroplasia
Thanatophoric dysplasia I
Thanatophoric dysplasia I
FGFR3-K650M
-K650E
ERK
STAT1
SADDAN, Thanatophoric dysplasia I
Thanatophoric dysplasia II

88%

4.9%

Different Conformations of the FGFR3 G380R mutated dimer[2]

Double mutation
2.5 increase in activation in absence of ligand

Wildtype
Ligand-dependent activation



DNA
Mutation

Single mutation
Activation in absence of ligand uncertain

Single mutation
Activation in absence of ligand uncertain

Downstream inhibition required to inhibit ligand-independent signaling

[1] Adapted from: PLoS ONE, 2008, 3(12), e3961
[2] J. Biological Chemistry, 285 pp 30103-30113

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Achondroplasia Signaling Defect is Well Understood1 1Adapted from Current Opin Pediatrics 2010; 22:516-523 TransCon CNP continuously inhibits abnormal FGFR3 signaling, restoring proliferation and differentiation of chondrocytes to rebalance bone growth CNP does not alter the function of FGF receptors or change endogenous levels of FGF ligands, reducing the risk of interfering with normal FGF biology

TransCon CNP Design



TransCon carrier
TransCon linker
CNP (inactive)
Linker cleavage dependent upon pH and temperature
Active CNP
Receptor
Renal clearance

- TransCon technology is designed to provide effective shielding of CNP:
  - From neutral endopeptidase degradation in subcutaneous tissue and blood compartment
  - Minimize binding of TransCon CNP to the NPR-C receptor
  - Reduce binding of TransCon CNP to the NPR-B receptor in vasculature to avoid hypotension
- CNP liberated from TransCon CNP maintains small enough size to allow penetration into growth plates

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Juvenile Healthy Monkey Growth Study



Tibial growth at 6 months (n=4/group)
Placebo corrected percentage change from baseline
7
6
5
4
3
2
1
0
TransCon CNP 40 µg/kg/week
TransCon CNP 100 µg/kg/week
CNP Analogue* Daily Dosing 140 µg/kg/week (20 µg/kg/day)

- Demonstrated dose-proportional tibial linear growth; ulnar growth consistent
- TransCon CNP induced a more robust growth response compared to daily administration of CNP, despite being administered at a 40% lower dose

* Refers to a synthesized molecule with a half-life of ~20 mins prepared by Ascendis Pharma

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Phase 1 Trial Design

45 healthy adult male subjects
TransCon CNP vs. placebo (4:1 randomization)

Each dose tested sequentially starting at lowest dose[1]

Up to 10 subjects randomized in each dose cohort in a blinded manner

3 μg/kg → 10 μg/kg → 25 μg/kg → 75 μg/kg → 150 μg/kg

Data Safety Monitoring Board (DSMB) reviews blinded data after each dose cohort and approves escalation to next dose

Dosing assignments unblinded after DSMB review

Primary Endpoint

- Frequency of adverse events (AEs) reported after administration of TransCon CNP

Secondary/Exploratory Endpoints

- Safety parameters and local tolerability assessment
- Pharmacokinetic parameters
- Other exploratory endpoints

[1] 300 μg CNP/kg cohort was deemed not clinically relevant based on emerging pharmacokinetic data from previous cohorts and therefore not dosed.

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Dose Proportional CNP Exposure For 1 Week 1 CNP measured as CNP-38 Hours CNP1 (pM) (Mean ±SEM) 150 µg/kg 75 µg/kg 25 µg/kg 10 µg/kg AUCt CNP1 (h*pM) Dose CNP (µg/kg) 150 µg/kg 75 µg/kg 25 µg/kg 10 µg/kg Dose proportional increase in CNP exposure suggests ability to titrate dosing Phase 1 showed effective CNP t1/2 of approximately 120 hours (native CNP t1/2 of 2-3 minutes) TransCon CNP 10, 25, 75 and 150 µg/kg (n=5-8/group)

Dose Dependent cGMP1 Response Demonstrated Receptor Engagement For 7 Days cGMP is a secondary messenger of NPR-B activation by CNP cGMP levels correlate with TransCon CNP PK profile 1 cGMP=cyclic guanosine monophosphate.. Fold change from baseline

Mean Resting Blood Pressure Unchanged from Predose1 1 3.0 and 10 μg/kg dose levels are not represented. Data from these cohorts are consistent with placebo. Change in systolic blood pressure Change in diastolic blood pressure

TransCon CNP: Adverse Event and Immunogenicity Profile No serious AEs were reported in the trial TransCon CNP was generally well tolerated at doses up to 150 µg/kg No anti-CNP antibodies detected in any subjects Mean resting blood pressure and heart rate were unchanged from pre-dose at all time points, in all cohorts Mean orthostatic changes in vital signs appear unrelated to TransCon CNP exposure; consistent between placebo and TransCon CNP cohorts Injections were well tolerated in all dose cohorts

ACHieve Ongoing and Enrolling A global natural history study of ~200 children <8 years with achondroplasia (ACH): Over 30 subjects enrolled Evaluates height velocity, body proportionality and comorbidities Establishes relationships with study sites worldwide, paving the way for potential future TransCon CNP clinical trials Twenty sites selected and site qualification ongoing: Australia, Austria, Canada, China, Germany, Ireland, Italy, New Zealand, Portugal, Spain, Switzerland, UK, and US

TransCon CNP: Phase 2 Trial Design

ACcomplisH TRIAL

Up to 60 children (ages 2 – 10 years) with achondroplasia



TransCon CNP vs. placebo (3:1 randomization)
12 subjects randomized in each dose cohort in a blinded manner
6 µg/kg
20 µg/kg
50 µg/kg
100 µg/kg
>100 µg/kg[1]
Data Monitoring Committee reviews blinded data after each dose cohort
Extension trial to evaluate safety and efficacy

Primary Endpoint

- Annualized height velocity, as measured after 12 months of weekly TransCon CNP treatment

Key Secondary/Additional Endpoints

- Change in body proportionality (upper to lower body segment ratio), as measured after 12 months of weekly TransCon CNP treatment
- Change in body mass index (BMI), as measured after 12 months of weekly TransCon CNP treatment
- Patient reported outcome (PRO) measures

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[1] Dose to be determined. If needed, based on emerging data.

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Growth Biology: Rationale for Combination Effects of Different Pathways



Growth plate zones
Reserve
Proliferative
Prehypertrophic
Hypertrophic
Apoptotic
Metaphysis
New bone
Bone marrow

Williams GR, Eur Thyroid J 2013;2:3

hGH acts directly on pre-chondrocytes in the growth plate, driving differentiation into chondrocytes required for sustained growth. hGH also stimulates local production of IGF-1

IGF-1 stimulates chondrocyte proliferation, hypertrophy and survival

CNP stimulates chondrocyte proliferation, hypertrophy, differentiation, and increases in extracellular matrix formation

Sources: Endocrine Reviews 1987 8 426–438. Endocrine Connections (2018) 7, R212–R222. J Mol Endocrinol. 2014; 53(1): T1–T9.

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TransCon CNP: Pursuing New Frontier of Growth Biology

- C-type natriuretic peptide (CNP) pathway has demonstrated clinical proof of concept
  - Short half-life of native CNP (2-3 minutes) limits therapeutic use
- TransCon CNP provides continuous CNP exposure 24 hours a day, seven days a week to balance constantly activated FGFR3 pathway, aiming to restore normal growth
- In phase 1, TransCon CNP demonstrated
  - Effective CNP $t_{1/2}$ of approximately 120 hours
  - No serious AEs, no impact on resting blood pressure or heart rate, no downregulation of endogenous CNP production; no anti-CNP antibodies
- ACHieve natural history study and ACcomplisH phase 2 trial (ages 2 – 10 years) initiated, with escalation of sequential dose cohorts in ACcomplisH throughout 2020
- Expansion of clinical program in China through VISEN Pharmaceuticals
  - ACHieve initiated; ACcomplisH China expected to be initiated Q4 2020
- Potential for significant impact on patients' lives, including height and comorbidities

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Oncology

Vision in Oncology Create best-in-class oncology therapies by applying systemic and intratumoral TransCon technologies for clinically validated pathways Improve outcomes upon validated mechanisms that are currently limited by suboptimal efficacy and systemic toxicity Apply Ascendis’ unique algorithm for product innovation to oncology development Build a diversified high-value pipeline addressing multiple indications Expect to file first IND or equivalent Q4 2020 Enable rapid path to global commercialization, including through mutually-beneficial collaborations as needed

Applying TransCon technologies to clinically validated mechanisms to develop differentiated and potentially best-in-class products Large number of validated oncology targets with known limitations Applicable for diverse drug classes and mechanisms of action Enable both systemic and intratumoral (IT) approaches Potential to Impact Efficacy, Safety and Practicality of Both Systemic and Intratumoral Cancer Treatments Advancing a diversified high-value pipeline TransCon TLR 7/8 Agonist TransCon VEGF-TKI TransCon IL-2 b/g

Oncology Product Candidate TransCon IL-2 b/g

IL-2: Validated Cytokine with Suboptimal Receptor Binding and PK Properties Several IL-2 approaches in development To our knowledge, none have fully solved both shortcomings of IL-2 Suboptimal receptor binding Two receptors: IL-2Ra/b/g and IL-2Rb/g a/b/g receptor activates Tregs and endothelial cells, reducing efficacy and increasing risk of capillary leak syndrome Suboptimal PK Short half life of IL-2 (~1.5 h) High Cmax and pulsatile dosing drive adverse events

Next Generation IL-2: Designed for Desired Receptor Binding and Exposure

1) Prevent IL-2Rα binding to selectively activate IL-2Rβ/γ



IL-2
IL-2
X
IL-2Rα
(CD25)
α
β
γ
β
γ

Promotes Treg

Limit anti-tumor responses

Promotes CD8+

Promote anti-tumor responses

2) Generate a product with long-lasting exposure avoiding high Cmax



Desired Exposure Profile for TransCon IL-2 β/γ
Parent Drug
Toxicity
Concentration
TransCon
Efficacy
Time

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Figure adapted from Onur et al., Biomed Intell, 2019

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Design of TransCon IL-2 b/g: 1) Designed for Desired Receptor Binding Introduction of cysteine at a-binding site of IL-2 (aldesleukin) Site-selective permanent PEG conjugation (5kDa) of introduced cysteine Generation of IL-2 Variant Blocking a-binding IL-2 (gold) with IL-2 alpha-receptor (grey) Optimized IL-2 b/g receptor selectivity and potency by permanent site-selective PEG conjugation at IL-2Ra-binding site IL-2 (gold) with IL-2 alpha-receptor (grey) Permanent PEG attachment at a-binding site PEG

Permanently PEGylated IL-2 b/g Demonstrated Low Binding to IL-2Rα, while Retaining Binding to IL-2Rb IL-2 b/g Binding to IL-2R a-chain Binding to IL-2R b-chain Wild-type IL-2 (aldesleukin seq) Receptor selectivity confirmed in cell-based assays, including primary human Tregs and CD8+ T cells -5 0 5 10 15 20 25 -100 0 100 200 300 400 500 600 700 800 Concentration range 1 – 100 nM Resonanse Units Time [s] -2 0 2 4 6 8 10 12 14 16 18 20 -100 0 100 200 300 400 500 600 700 800 Concentration range 30 – 500 nM Resonanse Units Time [s] -2 0 2 4 6 8 10 12 14 16 18 20 -100 0 100 200 300 400 500 600 700 800 Concentration range 100 – 2,000 nM Resonanse Units Time [s] -5 0 5 10 15 20 25 -100 0 100 200 300 400 500 600 700 800 Concentration range up to 300 nM Time [s] Resonanse Units

IL-2 b/g – Desired Receptor Selectivity Demonstrated ~770-fold reduced potency on primary human Treg cells compared to rhIL-2 while only ~4-fold loss in potency on CD8+ T cells and NK cells

Design of TransCon IL-2 β/γ:
2) TransCon Technology to Optimize Exposure



TransCon carrier
TransCon linker
IL-2 β/γ (inactive)
Linker cleavage at physiological conditions
Active IL-2 β/γ
Receptor
Renal clearance

Sustained, long-lasting exposure utilizing the TransCon hGH linker and carrier, expected to support every 3 week dosing

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TransCon IL-2 β/γ – Prolonged Activity and Receptor Selectivity Demonstrated in Cynomolgus Monkeys

A single 1 mg dose/animal (~0.1 mg/kg) TransCon IL-2 β/γ resulted in >3-fold enhancement of Lymphocyte Counts, Minimal Effect on Eosinophils Compared to Aldesleukin in Cynomolgus Monkeys



Aldesleukin (IL-2)
ALC
Eosinophils
Absolute lymphocyte count / µL
Eosinophil Count / µL
25000
20000
15000
10000
5000
0
6000
4000
2000
0
0
5
10
15
Days of aldesleukin treatment
(0.4 mg/animal/day x 5, n=4)



TransCon IL-2 β/γ
ALC
Eosinophils
Absolute lymphocyte count / µL
Eosinophil Count / µL
25000
20000
15000
10000
5000
0
6000
4000
2000
0
0
5
10
15
Days of TransCon IL-2 β/γ treatment
(single dose; 1.0 mg/animal; n=4)

- Single dose provided >3-fold and prolonged enhancement of lymphocyte counts supporting Q3W dosing
- Well tolerated in monkeys with low risk of vascular leak syndrome; minimal effect on eosinophils[1]
- Monotherapy and combination anti-tumor activity observed in mice

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[1] Rand et al., JCI, 1991; Van Haelst Pisani C et al., Blood, 1991

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TransCon IL-2 β/γ - Summary

- Designed to fully solve the limitations of IL-2
  - Optimized receptor binding and exposure
  - Selective activation of IL-2Rβ/γ observed
- Potential for best-in-class IL-2 molecule across multiple tumor types
  - Potent expansion and activation of $CD8^+$ T cells and NK cells *in vivo*
  - Monotherapy and combination anti-tumor activity observed in mice
  - Prolonged lymphocyte expansion in cynomolgus monkeys observed
  - Single dose provided >3-fold and prolonged enhancement of lymphocyte counts supporting Q3W dosing
  - Receptor selectivity with low activation of eosinophils and Treg cells observed in monkeys; no dose limiting toxicity

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Oncology Product Candidate TransCon TLR 7/8 Agonist

Potential to Transform Efficacy, Safety and Practicality of Intratumoral Treatments Days/Weeks Concentration Long tumor Exposure Systemic Exposure Mins/Hours Concentration Short tumor Exposure Systemic Exposure Transient effect in tumor* Lower systemic toxicity Sustained potent activity in the tumor Minimized systemic toxicity Parent drug IT TransCon drug IT * Example: STING agonist “plasma half-life ranging from 8 to 28 min” (Meric-Bernstam, ASCO, 2019) TransCon expected to provide weeks of drug exposure in the tumor, with minimal systemic toxicity

Resiquimod transiently conjugated to TransCon Hydrogel carrier, designed to provide sustained local release of unmodified parent drug Designed to provide sustained activation of tumoral myeloid lineages driving tumor antigen release/presentation and induction of immune stimulatory cytokines Linker cleavage under physiological conditions Local depot of drug loaded TransCon Hydrogel Resiquimod Loaded onto TransCon Hydrogel for Intratumoral Sustained Delivery

Dose-dependent Tumor Growth Inhibition Following a Single IT Injection of TransCon TLR 7/8 Agonist Body Weights: All Doses Well Tolerated Consistent with MOA, local inflammation and some tumor ulcerations observed Single IT Dosing Tumor Growth: Dose-dependent Inhibition

Single-dose of TransCon TLR7/8 Agonist Triggered Abscopal Anti-Tumor Inhibition and Enhanced Anti-tumor Effects of IL-2 *IL-2 dosed at 20 ug twice daily on days 0-4, once daily on days 8-12 Injected Tumor Non-injected Tumor Single IT Dosing

A Single Dose of TransCon TLR7/8 Agonist Mediated Potent Tumor Growth Inhibition with Minimal Systemic Cytokine Release

Tumor Growth Inhibition (CT26) with Low Systemic Cytokine Induction



TransCon Vehicle
TransCon TLR7/8 Agonist (20 μg IT)
Resiquimod (20 μg IT)
Absolute tumor volume (mm3)
1500
1000
500
0
0
2
4
6
8
10
12
14
Days post-randomization



IL-6 concentration (pg/ml)
4000
3000
2000
1000
0
0
3
6
9
12
15
18
21
24
Hours post-randomization

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A Single Dose of TransCon TLR7/8 Agonist with IL-2 Treatment Induced Immunological Memory and Prevented Tumor Grow Upon Rechallenge



CT26 Rechallenge, 2 Months After TransCon TLR7/8 Agonist and IL-2 Treatment
Absolute tumor volume (mm3)
2500
2000
1500
1000
500
0
Control Naïve Mice
TransCon TLR7/8 Agonist + rIL-2
0
4
8
12
16
20
24
Days post-CT26 rechallenge

Three out of seven mice treated with TransCon TLR7/8 Agonist + IL-2 experienced complete regressions in injected and non-injected tumors. The mice were rechallenged with CT26 tumor cells two months after treatment and observed for tumor growth. Naïve mice were used as controls. Tumor volumes are represented as mean +/- SEM.

87

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TransCon TLR 7/8 Agonist - Summary Offers a new treatment paradigm for intratumoral sustained delivery with potential for superior efficacy and safety Single intratumoral dose potentially provides exposure for weeks/months Dramatically altered ratio of anti-tumor vs systemic effects when compared to equimolar dose of parent drug Complete tumor regressions, including abscopal effects, and immunological memory against rechallenge observed Well tolerated in cynomolgus monkeys at all doses tested, up to 250 ug/animal Potential to enable efficacy with dosing interval of months

Oncology Product Candidate TransCon VEGF-TKI

Opportunity for TransCon VEGF-TKI Efficacy Better tolerated approaches are needed to enable sufficient tumor exposure and new combination approaches Safety Lower systemic exposure expected to enable aggressive multiagent therapies New Indications Patients on poorly tolerated combos Enable intratumoral mechanisms not achievable via oral route CNS tumors Tumor-localized, sustained release aiming for mechanisms and efficacy not achievable by oral alternatives TransCon VEGF-TKI

TramsCon VEGF-TKI: Axitinib Loaded onto TransCon Hydrogel for Intratumoral Sustained Delivery Axitinib transiently conjugated to TransCon Hydrogel carrier, designed to provide sustained release of unmodified axitinib Designed to provide sustained modulation of the tumor microenvironment with potential for direct anti-tumor effects Linker cleavage under physiological conditions Local depot of drug loaded TransCon Hydrogel

Single Dose of TransCon VEGF-TKI Allowed for Combination Benefits with anti-PD-1 in Injected and Non-injected Tumors Anti-tumor Activity and Combination Benefits with Anti-PD1 in Injected and Non-injected tumors (MC38 model)

TransCon VEGF-TKI – Summary New approach to modulation of tumor microenvironments, with the potential for direct anti-tumor effects TransCon Hydrogels generated for sustained release of axitinib Potent anti-tumor effects in mice observed, including combination benefits with checkpoint blockade Slow intratumoral release expected to enable mechanisms not achievable by oral administration Potential to enable combinations with aggressive therapeutic regimens in multiple indications, including CNS tumors

Oncology Summary

- Best-in-class potential using systemic and intratumoral TransCon technologies
  - Preclinical anti-tumor proof-of-concept demonstrated with small molecules, cytokines and antibodies
  - TransCon intratumoral technologies acceptance into the FDA´s Emerging Technology Program
- Differentiated product candidates with potential in multiple indications
  - TransCon IL-2 β/γ
  - TransCon TLR7/8 Agonist
  - TransCon VEGF-TKI
- Potent anti-tumor effects of TransCon oncology candidates demonstrated in preclinical studies
- First IND or equivalent expected to be filed Q4 2020
- Over 20 patents and applications in support of TransCon oncology candidates

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Selected 2020 Expected Milestones

Q1 2020	Q2 2020	Q3 2020	Q4 2020
Initiate global phase 3 trial for AGHD	Submit U.S BLA filing	Six-month data from phase 2 open-label extension	Submit EU MAA filing
Top-line data phase 2 trial - end of March[1]			Initiate phase 3 trial for PGHD in Japan
			Initiate global adult HP phase 3 trial
			Initiate phase 2 trial for ACH in China[2]
			Submit IND or equivalent for first oncology program

Legend: TransCon hGH (green); TransCon CNP (orange); TransCon PTH (purple); Oncology (blue)

[1] Results timing +/- two weeks
[2] Conducted through strategic investment in VISEN Pharmaceuticals

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